Subsidiaries of the Registrant:

Transworld Wireless Television, Inc.
Auckland Independent Television Serivces, Ltd.
Telecom Investment Corporation
Caracas Viva Vision TV, S.A.
Wireless Communications Holding - Guatemala, S.A.
Sociedad Television Interactiva, S.A.
Wireless Communications Panama, S.A.
WCI de Argentina, S.A.